Exhibit 99.32

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

March 23, 2021

Item 3:	News Release

The news release was disseminated on March 23, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided recently received assay results from two holes drilled at the Lotto Zone. These holes were completed as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

March 23, 2021

Schedule “A”

New Found Intercepts 51.3 g/t Au over 3.20m and 53.3

g/t Au over 3.10m in Step-outs to Depth at Lotto

Vancouver, BC, March 23, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received assay results from two holes drilled at the Lotto Zone (“Lotto”). These holes were completed as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	These drill results are summarized below:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)

This release:
NFGC-21-109	154.20	157.40	3.20	51.3
Within	152.70	161.50	8.80	19.3
NFGC-21-115	186.00	189.10	3.10	53.3
Within	180.70	189.10	8.40	20.3

Previously reported Lotto interval highlights:
NFGC-20-17	35.25	40.00	4.75	41.2
And	56.95	62.10	5.15	25.4
NFGC-20-20	100.25	103.25	3.00	5.3
NFGC-20-27	222.90	224.90	2.00	31.3
NFGC-20-50	43.65	45.75	2.10	65.3
NFGC-21-100	118.00	120.45	2.45	224.7
Previously reported “Sunday Zone” interval:
NFGC-20-44	242.10	245.05	2.95	38.7
Within	238.55	245.05	6.50	18.1

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging.

•	As illustrated in Figure 1, the intercepts in NFGC-21-109 and NFGC-21-115 confirm good continuity of high-grade gold mineralization to a vertical depth of approximately 130m where it remains open.

•	These intervals occur in an interpreted north-south strking vein set, one of a network of multiple secondary north-south striking vein sets interpreted to date over a 300m x 200m area and open (see Figure 2).

•	High grade interpreted to be focused on fault splays and structural intersections in plan view. Drilling to date indicates similar patterns in cross section, with spays in veining also interpreted in the vertical direction.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

•	Continuity is also developing along strike. The high-grade intervals in the Company’s original Lotto discovery hole (NFGC-21-17, which returned 41.2 g/t Au over 4.75m starting at 35m down hole and 25.4g/t over 5.15m starting at 57m down hole) are interpreted to occur in the same north-south vein set along strike to the north.

Denis Laviolette, President of New Found, stated: “We are very exceed by the continuity of high-grade gold how developing on this north-south striking vein set at Lotto. The two reported step-out intervals were drilled below the high grade interval in Hole NFGC-21-100 (224.7 g/t Au over 2.45m, see February 23, 2021 news release) confirming the high grade mineralization to 130m vertical depth where it remains open. In fact the veining appears to be broadening and strengthening with depth, and drilling to step out further to depth will commence shortly. To date we have interpreted approximately 300m of north-south strike on this vein set which appears to bisect the Lotto Baseline fault zone, as illustrated in Figure 2. Drilling will also continue to step out laterally along strike to further test in this direction.

Bigger picture at Lotto, as shown in Figure 2 we have interpreted multiple other north-south striking secondary veining and we will continue to drill test these other vein sets for similar high-grade gold mineralization. One of these interpreted north-south striking vein sets approximately 100m to the west returned 18.1 g/t Au over 6.5m (Hole NFGC-2044) where it intersected the main Appleton Fault (see January 14, 2021 news release), confirming the potential for additional zones of high grade gold in this parallel veining. Finally at Lotto we are also targeting the more primary Lotto Baseline fault and the Appleton faults. The Lotto Baseline fault appears analogous to the Keats Baseline fault which is host to the high grade discovery at Keats and we are utilizing our developing understanding of the controls on mineralization at Keats in targeting gold mineralization the Lotto Baseline fault.”

Figure 1: Lotto Cross-section 6450N (looking north, 20m clipping)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2: Lotto Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Drill-hole Details

Table 2: Summary of results reported in this release

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-109	154.20	157.40	3.20	51.3	Lotto
Within	152.70	161.50	8.80	19.3
NFGC-21-115	186.00	189.10	3.10	53.3	Lotto
Within	180.70	189.10	8.40	20.3

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging.

Table 3: Details of drill holes reported in this release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-109	300	-45	252	659012	5428912
NFGC-21-115	300	-45	225	659034	5428895

Sampling, Sub-sampling and Laboratory

True width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Selected intervals are submitted on a rush basis including the reported intervals for NFGC-21-109 and NFGC-115. Additional assays for these holes will be reported once received. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr Matheson consents to the publication of this announcement dated March 23, 2021, by New Found. Mr Matheson certifies that this announcement fairly and accurately represents the information for which he is responsible.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Filing of Short Form Shelf Prospectus

New Found is pleased to announce that it has filed a preliminary short form base shelf prospectus (the “Base Shelf Prospectus”) with securities regulatory authorities in Alberta, British Columbia and Ontario. The Base Shelf Prospectus when made final will qualify the offering of up to $100 million of New Found’s common shares, warrants, subscription receipts, units, debt securities and share purchase contracts during the 25-month period that the Base Shelf Prospectus remains effective. The Base Shelf Prospectus is intended to give New Found the flexibility to take advantage of financing opportunities when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the Base Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will filed with the applicable securities regulatory authorities.

Marketing Agreement

New Found also announces that it has retained Future Money Trends LLC (“FMT”) to conduct marketing services for the Company. FMT is an affiliate of Gold Standard Media LLC (“GSM”). As noted in the Company’s October 2, 2020 news release, GSM has also been retained by the Company to provide marketing services. FMT and GSM are headed by Kenneth Ameduri, who manages a marketing team headquartered in Austin, Texas. FMT has been successfully marketing public companies since 2010. The term of the agreement is for six months ending September 16, 2021. FMT will be paid US$200,000 in advance for these services.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000-m drill program at Queensway, with a planned increase from the current six drill rigs to eight drill rigs in Q1, 2021. New Found currently has working capital of approximately $68 million. On closing of the $15 million flow through offering financing announced March 18, 2021 the Company would have an estimated $83 million of working capital.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfbundgold.ca

Phone:(604)562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions “will,” “would,” "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if managements beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6